Exhibit 99.1

Oculis Holding AG

Unaudited Condensed Consolidated Interim Financial Statements

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Financial Position

(in CHF thousands)

		As of June 30,	As of December 31,
	Note	2026	2025
ASSETS

Non-current assets
Property and equipment		482	534
Intangible assets		13,292	13,292
Right-of-use assets		2,648	2,463
Other non-current assets		847	785
Total non-current assets		17,269	17,074

Current assets
Other current assets	6	3,216	4,883
Accrued income	6	1,526	993
Short-term financial assets	8	166,710	131,684
Cash and cash equivalents	8	61,614	81,329
Total current assets		233,066	218,889

TOTAL ASSETS		250,335	235,963

EQUITY AND LIABILITIES

Shareholders’ equity
Share capital		679	587
Share premium		605,937	551,731
Reserve for share-based payment	7	38,133	30,387
Actuarial loss on post-employment benefit obligations		(1,595)	(1,634)
Treasury shares	4	(62)	(7)
Cumulative translation adjustments		(419)	(480)
Accumulated losses		(423,336)	(384,514)
Total equity		219,337	196,070

Non-current liabilities
Long-term lease liabilities		1,792	1,811
Defined benefit pension liabilities		1,283	1,335
Total non-current liabilities		3,075	3,146

Current liabilities
Trade payables		2,683	1,800
Accrued expenses and other payables	10	16,670	19,967
Short-term lease liabilities		751	502
Warrant liabilities	9	7,819	14,478
Total current liabilities		27,923	36,747

Total liabilities		30,998	39,893

TOTAL EQUITY AND LIABILITIES		250,335	235,963

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Loss

(in CHF thousands, except loss per share data)

		For the three months ended June 30,		For the six months ended June 30,
	Note	2026	2025	2026	2025
Grant income		310	261	519	545
Operating income		310	261	519	545
Research and development expenses	5	(15,283)	(14,909)	(29,329)	(29,680)
General and administrative expenses	5	(8,595)	(6,120)	(16,486)	(11,608)
Operating expenses		(23,878)	(21,029)	(45,815)	(41,288)

Operating loss		(23,568)	(20,768)	(45,296)	(40,743)

Finance income		592	520	959	1,013
Finance expense		(309)	(183)	(482)	(430)
Fair value adjustment on warrant liabilities	9	12,100	(234)	4,117	(12,145)
Foreign currency exchange gain (loss)	2.(D)	1,221	(4,734)	1,788	(6,301)
Finance result		13,604	(4,631)	6,382	(17,863)

Loss before tax for the period		(9,964)	(25,399)	(38,914)	(58,606)

Income tax benefit (expense)		(6)	24	92	17

Loss for the period		(9,970)	(25,375)	(38,822)	(58,589)

Loss per share:
Basic and diluted loss attributable to equity holders	11	(0.16)	(0.49)	(0.65)	(1.16)

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Comprehensive Loss

(in CHF thousands)

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Loss for the period	(9,970)	(25,375)	(38,822)	(58,589)

Other comprehensive income (loss):
Items that will not be reclassified to Statements of Loss:
Actuarial gain of defined benefit plans	333	26	39	613
Items that may be reclassified subsequently to loss:
Foreign currency translation differences	36	(152)	61	(191)
Other comprehensive income (loss) for the period	369	(126)	100	422

Total comprehensive loss for the period	(9,601)	(25,501)	(38,722)	(58,167)

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

(in CHF thousands, except share numbers)

		Share capital		Treasury shares
	Note	Shares	Share capital	Shares	Treasury shares	Share premium	Reserve for share-based payment	Cumulative translation adjustment	Actuarial gain (loss) on post-employment benefit obligations	Accumulated losses	Total
Balance as of January 1, 2025		44,662,402	446	(1,000,000)	(10)	344,946	16,062	(271)	(2,233)	(285,557)	73,383
Loss for the period		-	-	-	-	-	-	-	-	(58,589)	(58,589)
Other comprehensive income (loss):
Actuarial gain on post-employment benefit obligations		-	-	-	-	-	-	-	613	-	613
Foreign currency translation differences		-	-	-	-	-	-	(191)	-	-	(191)
Total comprehensive income (loss) for the period		-	-	-	-	-	-	(191)	613	(58,589)	(58,167)
Share-based compensation expense	7	-	-	-	-	-	7,170	-	-	-	7,170
Issuance of ordinary shares related to underwritten offering	4	5,000,000	50	-	-	90,177	-	-	-	-	90,227
Transaction costs related to issuance of ordinary shares	4	-	-	-	-	(7,041)	-	-	-	-	(7,041)
Vesting of earnout shares		1,422,723	14	-	-	(14)	-	-	-	-	-
Issuance of shares to be held as treasury shares		2,500,000	25	(2,500,000)	(25)	-	-	-	-	-	-
Warrants exercised	9	1,817,063	19	-	-	35,863	-	-	-	-	35,882
Stock options exercised and RSUs vested/released	7	433,571	4	-	-	2,507	(869)	-	-	-	1,642
Balance as of June 30, 2025		55,835,759	558	(3,500,000)	(35)	466,438	22,363	(462)	(1,620)	(344,146)	143,096

Balance as of January 1, 2026		58,688,141	587	(703,703)	(7)	551,731	30,387	(480)	(1,634)	(384,514)	196,070
Loss for the period		-	-	-	-	-	-	-	-	(38,822)	(38,822)
Other comprehensive loss:
Actuarial gain on post-employment benefit obligations		-	-	-	-	-	-	-	39	-	39
Foreign currency translation differences		-	-	-	-	-	-	61	-	-	61
Total comprehensive loss for the period		-	-	-	-	-	-	61	39	(38,822)	(38,722)
Share-based compensation expense	7	-	-	-	-	-	11,644	-	-	-	11,644
Issuance of ordinary shares pursuant to ATM Program	4	-	-	2,250,000	22	47,753	-	-	-	-	47,775
Transaction costs related to the issuance of ordinary shares	4	-	-	-	-	(2,186)	-	-	-	-	(2,186)
Vesting of earnout shares		948,549	9	-	-	(9)	-	-	-	-	-
Issuance of shares to be held as treasury shares	4	7,750,400	77	(7,750,400)	(77)	-	-	-	-	-	-
Warrants exercised	9	186,929	2	-	-	4,177	-	-	-	-	4,179
Stock options exercised and RSUs vested/released	7	362,148	4	-	-	4,471	(3,898)	-	-	-	577
Balance as of June 30, 2026		67,936,167	679	(6,204,103)	(62)	605,937	38,133	(419)	(1,595)	(423,336)	219,337

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Cash Flows

(in CHF thousands)

		For the six months ended June 30,
	Note	2026	2025
Operating activities
Loss before tax for the period		(38,914)	(58,606)

Non-cash adjustments:
- Financial result		(2,576)	4,679
- Depreciation of property and equipment and right-of-use assets		332	236
- Share-based compensation expense	7	11,644	7,170
- Post-employment loss		(30)	33
- Fair value adjustment on warrant liabilities	9	(4,117)	12,145
Working capital adjustments:
- Decrease in other current assets	6	1,516	1,420
- Increase in accrued income	6	(533)	(550)
- Decrease in payables and accrued liabilities	10	(2,865)	(2,669)
- Increase in other operating assets		(40)	(55)
Taxes received (paid)		12	(8)
Net cash outflow for operating activities		(35,571)	(36,205)

Investing activities
Payment for short-term financial assets, net	8	(34,451)	(25,081)
Interest received		489	583
Payment for intangible assets		-	(1,087)
Payment for purchase of property and equipment		(21)	(139)
Net cash outflow for investing activities		(33,983)	(25,724)

Financing activities
Proceeds from sale of shares in public offerings	4	47,775	90,227
Transaction costs related to financing activities	4	(1,051)	(6,107)
Proceeds from exercise of warrants, net	9	1,636	18,858
Proceeds from stock options exercised	7	577	1,642
Principal payment of lease obligations		(231)	(161)
Interest paid		(69)	(23)
Net cash inflow from financing activities		48,637	104,436

Net increase (decrease) in cash and cash equivalents		(20,917)	42,507

Cash and cash equivalents, beginning of period	8	81,329	27,708
Effect of foreign exchange rate changes		1,202	(5,950)
Cash and cash equivalents, end of period	8	61,614	64,265

Net cash and cash equivalents variation		(20,917)	42,507

Supplemental non-cash investing information
Interest receivable recorded in other current assets		474	428
Supplemental non-cash financing information
Transaction costs, including stamp duties, recorded in accrued expenses and other payables		1,352	893

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(All amounts presented in CHF thousands, except share numbers, unless otherwise noted)

1.
CORPORATE INFORMATION

Oculis Holding AG (the “Company” or “Oculis”) is a stock corporation (Aktiengesellschaft) with its registered office at Bahnhofstrasse 20, CH-6300, Zug, Switzerland. It was incorporated under the laws of Switzerland on October 31, 2022, and controls seven wholly owned subsidiaries. The Company and its wholly-owned subsidiaries form the Oculis Group (the “Group”). Unless the context otherwise dictates, a reference to “the Company” “us,” “we” or “our” refers to Oculis and its subsidiaries.

Oculis is a global biopharmaceutical company focused on breakthrough innovations to address significant unmet medical needs in neuro-ophthalmology and ophthalmology. Oculis’ legacy asset, OCS-01, had topline results announced in May 2026. The primary endpoint of the two Phase 3 trials was not met, and the Company decided not to pursue an FDA NDA regulatory filing for OCS-01 in diabetic macular edema (“DME”). Management has assessed and concluded that there is no impairment or significant impact on the financial position of the Company as a result of the OCS-01 DME readout. Oculis shifted focus to its highly differentiated late-stage clinical pipeline with two core product candidates: Privosegtor, a breakthrough neuroprotective candidate in the PIONEER program which consists of studies intended to support registration plans for treatment in optic neuropathies including optic neuritis and non-arteritic anterior ischemic optic neuropathy, with the potential to be developed for additional indications in neuro-ophthalmic and neuro-axonal diseases; and Licaminlimab, a novel, topical anti-TNFα in a registrational trial, which is being developed with a genotype-based approach for treating patients with dry eye disease.

The Audit Committee of the Board of Directors approved the issuance of the unaudited interim condensed consolidated financial statements on August 3, 2026.

2.
BASIS OF PREPARATION AND CHANGES TO THE COMPANY’S ACCOUNTING POLICIES
(A)
Going concern

The Company’s accounts are prepared on a going concern basis. The Board of Directors believes that based on the Company’s current cash, cash equivalents and investments, the Company has the ability to meet its financial obligations for at least the next 12 months.

The Company is a late clinical-stage company and is exposed to all the risks inherent to establishing a business, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection; (ii) enter into collaborations with partners in the biotech and pharmaceutical industry; (iii) successfully move its product candidates through preclinical and clinical development; (iv) successfully obtain regulatory approval and commercialize its products; and (v) attract and retain key personnel. The Company’s success is subject to its ability to raise capital to support its current and future operations. To date, the Company has financed its cash requirements primarily through the sale of equity shares. The Company will continue to evaluate additional funding through public or private financings, debt financing or collaboration agreements. The Company cannot be certain that additional funding will be available on acceptable terms, or at all. If the Company is unable to raise additional capital when required or on acceptable terms, it may have to (i) significantly delay, scale back or discontinue the development of one or more of its product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to product candidates that the Company would otherwise seek to develop itself, on unfavorable terms.

(B)
Material accounting policies

Due to their short-term nature, the carrying value of cash and cash equivalents, short-term financial assets, other current assets excluding prepaid expenses, accrued income, lease liabilities, trade payables, accrued expenses and other payables approximates their fair value. There have been no material changes to the accounting policies that were applied by the Company in its audited consolidated financial statements as of and for the year ended December 31, 2025, included in Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 4, 2026 and available at www.sec.gov.

(C)
Statement of compliance

These unaudited condensed consolidated interim financial statements as of June 30, 2026 and for the three and six months ended June 30, 2026 and 2025, have been prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting. They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In the opinion of the Company, the accompanying unaudited condensed consolidated interim financial statements present a fair statement of its financial information for the interim periods reported.

(D)
Functional currency

The unaudited condensed consolidated interim financial statements of the Group are expressed in Swiss Francs (“CHF”), which is the Company’s functional and the Group’s presentation currency. The functional currency of the Company’s subsidiaries is the local currency except for Oculis ehf, the Company’s Icelandic subsidiary, whose functional currency is CHF. Included in the Company’s finance result are foreign currency exchange gains of CHF 1.2 million and CHF 1.8 million for the three and six months ended June 30, 2026, respectively, arising from favorable fluctuations of the U.S. dollar against the Swiss Franc, impacting the valuation of the Company’s cash and short-term financial assets balances.

Assets and liabilities of foreign operations are translated into CHF at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at average monthly exchange rates. The exchange differences arising on translation for consolidation are recognized in other comprehensive income.

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES, CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES
(A)
Critical judgments and accounting estimates

In preparing these unaudited condensed consolidated interim financial statements, the critical accounting estimates, assumptions and judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and discussed in the audited consolidated financial statements for the year ended December 31, 2025.

(B)
New accounting standards, interpretations, and amendments adopted by the Company

There are no new IFRS Accounting Standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2026, that have a material impact in the interim period. In April 2024, the IASB issued IFRS 18 - Presentation and Disclosure in Financial Statements. The standard, which will replace IAS 1, impacts the presentation of primary financial statements and notes, including the statement of profit and loss where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. It also requires disclosure of management defined performance measures, if applicable, and includes new requirements for aggregation and disaggregation of financial information. The standard is effective for annual reporting periods beginning on or after January 1, 2027, and requires retrospective application. While IFRS 18 will not change recognition criteria or measurement bases, it may have a significant impact on the presentation of information in the financial statements, in particular the profit and loss statement. Based on current analysis, the impact on the consolidated financial statements is expected to be limited to presentation and disclosure changes.

To date, the following potential impacts have been identified:

•
Items of income and expenses presented in the consolidated income statement will be grouped into the new categories: operating, investing, financing, and income tax expense/benefit;
•
an additional mandatory subtotal for “income (loss) before financing and income taxes” will be presented;
•
the enhanced principles on aggregation and disaggregation, and the useful “structured summary” concept, may require some changes to line items presented in the primary financial statements, however the change is not expected to be significant;
•
certain new or enhanced disclosures will be required for management-defined performance measures (MPMs), if deemed applicable, and a reconciliation for each line item in the consolidated income statement between the restated amounts and the amounts previously published upon transition of IAS 1 to IFRS 18; and
•
there will also be a minor impact on the presentation of the consolidated statement of cash flows as the starting point for the cash flow statement will be the “operating income (loss)” subtotal.

The Company intends to adopt IFRS 18 for the reporting period commencing January 1, 2027. Preparatory activities are underway to ensure readiness for adoption.

4.
FINANCING ACTIVITY

The Company’s historical financing activities, including equity offerings, private placements, and debt arrangements, are described in detail in Note 5 to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 4, 2026.

During the six months ended June 30, 2026, in connection with the Company’s existing at-the-market offering program (the “ATM Program”), the Company issued 7,750,400 ordinary shares out of its existing capital band with a nominal value of CHF 0.01 held as treasury shares. The Company sold 2,250,000 ordinary shares under the ATM Program for gross proceeds of CHF 47.8 million, or $61.3 million. The Company had CHF 2.2 million of transaction costs that were offset against the proceeds and have been recorded as a reduction of share premium during the first half of 2026.

On November 3, 2025, the Company closed offerings of an aggregate of 5,432,098 ordinary shares at a price of $20.25 (CHF 16.33) per share for total gross proceeds of $110.0 million (CHF 88.7 million) before deducting underwriting discounts and commissions and offering expenses. The Company issued 2,635,801 shares out of the Company’s existing capital band and 2,796,297 shares previously held in treasury.

On July 31, 2025, the Company amended its existing loan facility with Kreos Capital VII (UK) Limited (the “Lender”), which are funds and accounts managed by BlackRock, Inc. (the “Amended Loan Agreement”). The Amended Loan Agreement is structured to provide the EUR equivalent of up to CHF 75.0 million in borrowing capacity (which may be increased to up to CHF 100.0 million), comprising tranches 1 (“Loan 1”), 2 (“Loan 2”) and 3 (“Loan 3” and together with Loan 1 and Loan 2, the “Loan”), in the amounts of the EUR equivalents of CHF 25.0 million each, as well as an additional loan of the EUR equivalent of up to CHF 25.0 million. Pursuant to the Amended Loan Agreement, the Company is subject to a non-utilization fee of 0.75% per annum of any undrawn amount under tranches 1 and 2. No amounts were drawn under the Amended Loan Agreement during the six months ended June 30, 2026 and 2025.

In conjunction with the Loan, the Company entered into an amended warrant (the “Amended BlackRock Warrant”) with Kreos Capital VII Aggregator SCSp, an affiliate of the Lender (the “Holder”), under which the Holder can purchase up to 494,259 of the Company’s ordinary shares, at a price per ordinary share equal to $12.17 (CHF 9.84) with respect to 361,011 shares from the prior warrant agreement, and $18.64 (CHF 15.07) with respect to the remaining 133,248 shares. At signing, the Amended BlackRock Warrant was immediately exercisable for 59,310 ordinary shares. Following the drawdown of each of Loan 1, Loan 2 and Loan 3, the Amended BlackRock Warrant will become exercisable for additional amounts of ordinary shares ratably based on the amounts of Loan 1, Loan 2 and Loan 3 that are drawn. The Amended BlackRock Warrant had not been exercised in part or in full as of June 30, 2026.

In February 2025, the Company closed an underwritten follow-on offering of 5,000,000 ordinary shares at a price of $20.00 (CHF 18.05) per share, for total gross proceeds of $100.0 million (CHF 90.2 million). In connection with this offering, the Company incurred $7.5 million (CHF 6.8 million) of transaction costs during the six months ended June 30, 2025 that are presented as a reduction of share premium within the statement of changes in equity.

5.
OPERATING EXPENSES

Operating expenses

The tables below show the breakdown of the operating expenses by category:

	For the three months ended June 30,
	Research and development expenses		General and administrative expenses		Total operating expenses
	2026	2025	2026	2025	2026	2025
Personnel expenses	6,277	4,834	5,583	3,730	11,860	8,564
Payroll and related expenses	3,051	2,319	2,166	1,705	5,217	4,024
Share-based compensation	3,226	2,515	3,417	2,025	6,643	4,540
Other operating expenses	9,006	10,075	3,012	2,390	12,018	12,465
External service providers	8,302	9,756	1,966	1,701	10,268	11,457
Other operating expenses	599	238	973	657	1,572	895
Depreciation expense	105	81	73	32	178	113
Total operating expenses	15,283	14,909	8,595	6,120	23,878	21,029

	For the six months ended June 30,
	Research and development expenses		General and administrative expenses		Total operating expenses
	2026	2025	2026	2025	2026	2025
Personnel expenses	11,656	9,182	10,235	6,587	21,891	15,769
Payroll and related expenses	5,757	4,766	4,490	3,833	10,247	8,599
Share-based compensation expense	5,899	4,416	5,745	2,754	11,644	7,170
Other operating expenses	17,673	20,498	6,251	5,021	23,924	25,519
External service providers	16,444	19,943	4,496	3,768	20,940	23,711
Other operating expenses	1,034	398	1,618	1,174	2,652	1,572
Depreciation expense	195	157	137	79	332	236
Total operating expenses	29,329	29,680	16,486	11,608	45,815	41,288

Total operating expenses increased for the three and six months ended June 30, 2026 compared to the prior year periods. The increase for the three months ended June 30, 2026 was primarily driven by a CHF 2.5 million increase in general and administrative expense. The increase for the six months ended June 30, 2026 was driven by a CHF 4.9 million increase in general and administrative expenses, partially offset by a CHF 0.4 million decrease in research and development expenses. The increases in general and administrative costs were primarily driven by personnel costs, specifically share-based compensation expense due to increased headcount and increased grant value for awards granted during the three and six months ended June 30, 2026 as compared to the same periods in the prior year. The year-to-date decrease in research and development expense was primarily due to a decrease in external service provider expense as OCS-01 DIAMOND-1 and DIAMOND-2 trials in diabetic macular edema were completed, for which the Company announced topline results in May 2026.

6.
OTHER CURRENT ASSETS AND ACCRUED INCOME

The table below shows the breakdown of other current assets by category:

	As of June 30, 2026	As of December 31, 2025
Prepaid general and administrative expenses	2,409	2,492
Prepaid clinical and technical development expenses	486	1,590
VAT, interest and tax-related receivables	321	801
Total	3,216	4,883

The decrease in prepaid general and administrative expenses as of June 30, 2026 compared to prior year end was due to capitalized transaction costs associated with the Company’s ATM Program that were reclassified to a reduction of share premium as a result of ordinary share sales under the program during the six months ended June 30, 2026.

The table below shows the movement of accrued income for the six months ended June 30, 2026 and 2025:

	2026	2025
Balance as of January 1,	993	629
Accrued income recognized during the period	519	545
Foreign exchange revaluation	14	5
Balance as of June 30,	1,526	1,179

Accrued income is generated by incentives for research and development offered by the Icelandic government in the form of tax credits for innovation companies. These tax credits are either used to reduce the Company’s income tax liability or, if the credits exceed the tax due, they are paid out in cash. The tax credit is subject to companies having a research project approved as eligible for tax credit by the Icelandic Center for Research (Rannís).

7.
SHARE-BASED COMPENSATION

2023 Employee Stock Option and Incentive Plan

On March 2, 2023, the Company adopted the 2023 Employee Stock Option and Incentive Plan (“2023 ESOP”) which allows for the grant of equity incentives, including share-based options, stock appreciation rights (“SARs”), restricted stock units (“RSUs”) and other awards. The 2023 ESOP lays out the details for the equity incentives for talent acquisition and retention purposes. Each grant of share-based options made under the 2023 ESOP entitles the grantee to acquire ordinary shares with payment of the exercise price in cash. The Company intends to settle any options, RSUs and SARs granted only in ordinary shares. Following the Company’s Annual General Meeting on May 13, 2026, the total conditional share capital available for issuance under the 2023 ESOP was increased to 12,677,700 ordinary shares.

Option awards and SARs

The fair value of option awards and SARs is determined using the Black-Scholes option-pricing model. The weighted average grant date fair value for options and SARs granted during the six months ended June 30, 2026 was CHF 14.30 or $18.17 per share. The weighted average grant date fair value for options and SARs granted during the six months ended June 30, 2025 was CHF 12.48 or $14.47 per share.

The following assumptions were used in the Black-Scholes option pricing model for determining the value of options and SARs granted during the six months ended June 30, 2026 and 2025:

	For the six months ended June 30,
	2026	2025
Weighted average share price at the date of grant(1)	$26.82 (CHF 21.11)	$18.68 (CHF 16.11)
Range of expected volatilities (%)(2)	68.01 - 86.38	89.91 - 91.39
Range of expected terms (years)(3)	5.50 - 6.25	6.25
Range of risk-free interest rates (%)(4)	3.75 - 4.37	3.94 - 4.26
Dividend yield (%)	0.00	0.00

(1) The equity award exercise price is denominated in USD.

(2) The expected volatility was derived from the historical stock volatilities of the Company, as well as comparable peer public companies within the Company’s industry.

(3) The expected term represents the period that share-based awards are expected to be outstanding.

(4) The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the measurement date with maturities approximately equal to the expected terms.

The following table summarizes the Company’s stock option and SAR activity under the 2023 ESOP for the six months ended June 30, 2026 and 2025:

	2026			2025
	Number of awards	Weighted average exercise price (CHF)	Range of expiration dates	Number of awards	Weighted average exercise price (CHF)	Range of expiration dates
Outstanding as of January 1,	5,163,946	8.32	2028 - 2035	4,687,054	6.82	2028 - 2034
Options granted	1,116,899	21.11	2036	1,035,131	16.11	2035
Forfeited(1)	(91,746)	13.18	2033 - 2036	(297,978)	8.31	2033 - 2034
Exercised(1)	(72,750)	8.05	2028 - 2034	(335,581)	5.02	2033 - 2034
Outstanding as of June 30,	6,116,349	10.22	2028 - 2036	5,088,626	8.48	2028 - 2035

(1) Forfeited amount includes earnout options forfeited during the six month periods ended June 30, 2026 and 2025. No SARs had been exercised or forfeited during the six months ended June 30, 2026 and 2025.

The number of options and SARs that were exercisable at June 30, 2026 and 2025 were 3,306,692 and 2,236,218, respectively. Excluding earnout options, which have an exercise price of CHF 0.01, options outstanding as of June 30, 2026 have exercise prices ranging from CHF 1.54 to CHF 24.69. The weighted average remaining contractual life of options and SARs outstanding as of June 30, 2026 and December 31, 2025 was seven years.

Restricted stock units

Each RSU granted under the 2023 ESOP entitles the grantee to one ordinary share upon vesting of the RSU. The Company intends to settle all RSUs granted in equity. The fair value of RSUs is determined by the closing stock price on the date of grant and the related compensation cost is amortized over the vesting period of the award using the graded method. RSUs have time-based vesting conditions ranging from one to four years. The following is a summary of RSU activity for the six months ended June 30, 2026 and 2025:

	2026			2025
	Number of awards	Weighted average grant date fair value (CHF)	Range of expiration dates	Number of awards	Weighted average grant date fair value (CHF)	Range of expiration dates
Outstanding as of January 1,	1,007,636	13.93	2034 - 2035	467,478	9.81	2034
RSUs granted	766,262	21.20	2036	646,741	16.16	2035
RSUs vested/released	(289,398)	13.78	2034 - 2036	(97,990)	9.55	2034
Outstanding as of June 30,	1,484,500	17.22	2034 - 2036	1,016,229	14.31	2034 - 2035

Share-based compensation expense

The total share-based compensation expense recognized in the statement of loss amounted to CHF 6.6 million and CHF 11.6 million for the three and six months ended June 30, 2026, respectively, including CHF 3.2 million and CHF 5.4 million recognized during the three and six months ended June 30, 2026, respectively, related to RSUs outstanding. Total share-based compensation recognized in the statement of loss was CHF 4.5 million and CHF 7.2 million for the three and six months ended June 30, 2025, respectively, including CHF 1.7 million and CHF 2.6 million recognized during the three and six months ended June 30, 2025, respectively, related to RSUs outstanding. The reserve for share-based payment increased from CHF 30.4 million as of December 31, 2025 to CHF 38.1 million as of June 30, 2026.

Earnout options

As a result of the Company’s 2023 business combination agreement with European Biotech Acquisition Corp (“BCA”), certain pre-BCA Oculis equity holders received consideration in the form of 3,793,995 earnout shares and 369,737 earnout options with an exercise price of CHF 0.01. Vesting of earnout shares and options was based on the achievement of post acquisition-closing volume weighted average share price targets of Oculis of $15.00, $20.00 and $25.00, in each case, for any 20 trading days within any consecutive 30 trading day period commencing after the acquisition closing date and ending on or prior to March 2, 2028. The price targets of $15.00, $20.00 and $25.00 were met in November 2024, February 2025 and February 2026, respectively, resulting in an aggregate of 3,793,995 earnout shares vesting and certain earnout options becoming exercisable. As of June 30, 2026, 211,148 earnout options were exercisable.

8.
CASH AND CASH EQUIVALENTS, AND SHORT-TERM FINANCIAL ASSETS

The table below shows the breakdown of the cash and cash equivalents and short-term financial assets by currencies:

	Cash and cash equivalents		Short-term financial assets
By currency	As of June 30, 2026	As of December 31, 2025	As of June 30, 2026	As of December 31, 2025
Swiss Franc	5,852	45,716	143,000	126,000
US Dollar	51,916	33,766	13,182	1,031
Euro	3,702	539	6,458	4,653
Other	144	1,308	4,070	-
Total	61,614	81,329	166,710	131,684

Cash and cash equivalents consist primarily of cash balances held at commercial banks. Short-term financial assets consist of fixed term bank deposits with maturities between three and six months.

9.
WARRANT LIABILITIES

The following table summarizes the Company’s outstanding warrant liabilities by warrant type as of June 30, 2026 and 2025:

	2026			2025
	BCA Warrants	Amended BlackRock Warrant	Total Warrant Liabilities	BCA Warrants	BlackRock Warrant	Total Warrant Liabilities
Balance as of January 1,	13,881	597	14,478	19,390	461	19,851
Fair value (gain) loss on warrant liability	(3,824)	(293)	(4,117)	12,145	-	12,145
Exercise of public and private warrants	(2,542)	-	(2,542)	(16,886)	-	(16,886)
Balance as of June 30,	7,515	304	7,819	14,649	461	15,110

The BCA warrants represent public and private placement warrants assumed from European Biotech Acquisition Corp. as part of the BCA (“BCA Warrants”). The fair value of the public BCA Warrants, which are traded on Nasdaq, is based on the quoted Nasdaq market prices at the end of the reporting period for such warrants. Since the private placement BCA Warrants have identical terms to the public BCA Warrants, the Company determined that the fair value of each private placement BCA Warrant is equivalent to that of each public BCA Warrant. The public BCA Warrants are included in Level 1 and the private placement BCA Warrants in Level 2 of the fair value hierarchy. BCA Warrants are classified as short-term liabilities given that the Company cannot defer the settlement for at least 12 months.

The Company’s Amended BlackRock Warrant, described in Note 4, is classified as a liability because its exercise prices are fixed in USD, which is not the functional currency of the Company and therefore it does not meet the requirements to be classified as equity under IFRS. The fair value of the Amended BlackRock Warrant is determined using the Black-Scholes option-pricing model and is included in Level 3 of the fair value hierarchy.

The following assumptions were used in the Black-Scholes option-pricing model for determining the fair value of the Amended BlackRock Warrant as of June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Share price on valuation date	$13.87 (CHF 11.22)	$19.97 (CHF 15.83)
Range of expected volatility (%)(1)	67.90 - 68.92	82.52 - 85.13
Range of expected term (years)(2)	2.46 - 3.05	2.71 - 3.29
Range of risk-free interest rate (%)(3)	4.14 - 4.15	3.53 - 3.58
Dividend yield (%)	0.00	0.00

(1) The expected volatility was derived from the historical stock volatilities of the Company, as well as comparable peer public companies within the Company’s industry.

(2) The expected term represents the period that the Amended BlackRock Warrant is expected to be outstanding.

(3) The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the measurement date with maturities approximately equal to the expected terms.

For the three and six months ended June 30, 2026, the Company recognized fair value gains of CHF 12.1 million and CHF 4.1 million, respectively, which were attributable to the decreasing market price of outstanding public warrants during the period. For the three and six months ended June 30, 2025, the Company recognized fair value losses of CHF 0.2 million and CHF 12.1 million, respectively, which were attributable to the increasing market price of outstanding public warrants during the period.

In the event of exercise, warrant liabilities are reduced by the fair value on the date of exercise. The resulting fair value adjustment and cash received are recorded to share premium within the Statements of Changes in Equity. The movement of the warrant liability during the six months ended June 30, 2026 and 2025 is illustrated below:

	2026		2025
	Warrant liabilities	Number of outstanding warrants	Warrant liabilities	Number of outstanding warrants
Balance as of January 1,	14,478	2,104,906	19,851	4,018,384
Fair value (gain) loss on warrant liability	(4,117)	-	12,145	-
Exercise of public and private warrants	(2,542)	(186,929)	(16,886)	(1,817,063)
Balance as of June 30,	7,819	1,917,977	15,110	2,201,321

10.
ACCRUED EXPENSES AND OTHER PAYABLES

The table below shows the breakdown of the accrued expenses and other payables by category:

	As of June 30, 2026	As of December 31, 2025
Product development related expenses	10,478	13,156
Personnel related expenses	3,684	4,491
General and administration related expenses	1,161	1,385
Other payables	1,347	935
Total	16,670	19,967

The decrease in accrued personnel related expenses during the year was primarily related to the payout of bonus amounts accrued as of December 31, 2025. The decrease in product development-related accrued expenses as of June 30, 2026 relative to the prior year-end primarily reflects the timing of invoices and advancements of clinical trials.

11.
LOSS PER SHARE

As of June 30, 2026, the Company had 61,732,064 ordinary shares issued and outstanding with a share price of $13.87 or CHF 11.22. The following table sets forth the loss per share calculations for the three and six months ended June 30, 2026 compared to the three and six months ended June 30, 2025.

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Net loss for the period attributable to Oculis shareholders	(9,970)	(25,375)	(38,822)	(58,589)
Loss per share
Weighted-average number of shares used to compute basic and diluted loss per share	61,270,798	52,288,911	60,096,277	50,297,119

Basic and diluted net loss per share for the period, in CHF	(0.16)	(0.49)	(0.65)	(1.16)

Since the Company has a loss for all periods presented, basic net loss per share is the same as diluted net loss per share. Potentially dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	As of June 30, 2026	As of June 30, 2025
Share options issued and outstanding	5,904,745	4,870,628
Earnout options	211,604	217,998
Share and earnout options issued and outstanding	6,116,349	5,088,626
Restricted stock units subject to future vesting	1,484,500	1,016,229
Public warrants	1,706,968	2,006,301
Private warrants	151,699	151,699
Amended BlackRock Warrant	59,310	43,321
Earnout shares	-	948,549
Total	9,518,826	9,254,725

12.
RELATED PARTY DISCLOSURES

Compensation of key management, including the Board of Directors and the executive management team, was as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Salaries, cash compensation and other short-term benefits	1,650	1,305	3,184	3,060
Pension	146	130	298	235
Share-based compensation expense	4,971	3,322	8,377	4,844
Total	6,767	4,757	11,859	8,139

Salaries, cash compensation and other short-term benefits include social security and board member fees.

The number of key management individuals reported as receiving compensation in the table above increased from 9 to 10 for the six months ended June 30, 2026 as compared to the six months ended June 30, 2025. The number of individuals receiving compensation for service on the Board of Directors as reported in the table above was 4 for both periods presented.

13.
SUBSEQUENT EVENTS

There are no material subsequent events.